UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2021

Commission File Number: 001-38281

ERYTECH Pharma S.A.

(Translation of registrant’s name into English)

60 Avenue Rockefeller

69008 Lyon France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K and all exhibits to this Report on Form 6-K, except Exhibit 99.1, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-248953 and 333-259690) and registration statements on Form S-8 (File Nos. 333-222673, 333-232670, 333-239429 and 333-255900), of ERYTECH Pharma S.A. (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On December 13, 2021, ERYTECH Pharma S.A. (the “Company”) issued a press release announcing the results of its expanded access program in acute lymphoblastic leukemia (“ALL”) patients at 2021 ASH Annual Meeting and acceptance of two abstracts at ASCO GI. In this press release, the Company announced that it is currently preparing a Biologics License Application (“BLA”) to the U.S. Food and Drug Administration (“FDA”) to seek approval of eryaspase for the treatment of ALL patients who developed hypersensitivity to E. coli-derived asparaginase, based on the results of a Phase 2 clinical trial sponsored by the NOPHO group. The Company intends to submit the BLA in the first quarter of 2022, subject to completion of remaining data requested by the FDA. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

The information with respect to the press release dated December 13, 2021 contained in this Report on Form 6-K and Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, unless expressly set forth by specific reference in such a filing.

Registered Direct Offering

On December 14, 2021, the Company entered into a subscription agreement (the “Subscription Agreement”) with Armistice Capital Master Fund Ltd. providing for the issuance of an aggregate of 769,608 units (the “Units”), each Unit consisting of four ordinary shares in the form of American Depositary Shares (each, an “ADS”), each representing one ordinary share, €0.10 nominal value per share (each, a “Share”), and three warrants, each to purchase one Share of the Company, in a registered direct offering at $10.20 per Unit for aggregate gross proceeds to the Company of approximately $7.85 million. The registered direct offering is expected to close on or about December 20, 2021, subject to the satisfaction of customary closing conditions.

Under the Subscription Agreement, the investor will receive warrants to purchase an aggregate of up to 2,308,824 Shares. The warrants will be immediately exercisable and will expire two years from the date of issuance, subject to any extension of such exercise period as set forth therein. The warrants have an exercise price of €2.83 per Share, subject to adjustment as set forth therein.

The Company also entered into an agreement (the “Placement Agency Agreement”) with H.C. Wainwright & Co., LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as the exclusive placement agent for the Company in connection with the registered direct offering. The Company agreed to pay the Placement Agent a placement agent fee equal to 7% of the gross proceeds from the sale of the Units in the offering, a non-accountable expense allowance of $50,000, an accountable expense allowance of $100,000 and clearing fees of $15,950.

Under the Placement Agency Agreement, the Company has agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, ordinary shares or ordinary share equivalents for a period of 90 days following the date of the prospectus supplement referenced below, subject to certain customary exceptions. The Placement Agency Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The Units in the offering will be issued in a registered direct offering pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-259690), and the accompanying prospectus dated September 29, 2021 and a prospectus supplement dated December 14, 2021 filed with the SEC on December 16, 2021. This Report on Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs, ordinary shares or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summaries of the terms of the Subscription Agreement, warrants and Placement Agency Agreement are subject to, and qualified in their entirety by the form of the Subscription Agreement attached hereto as Exhibit 10.1, the form of the warrant attached hereto as Exhibit 10.2 and the complete text of the Placement Agency Agreement attached hereto as Exhibit 10.3, respectively, and are incorporated herein by reference. The Placement Agency Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the others, except as expressly set forth in the Placement Agency Agreement, in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.

A copy of the opinion of Gide Loyrette Nouel A.A.R.P.I. relating to the legality of the issuance and sale of the ordinary shares underlying the ADSs and the warrants (including the ordinary shares underlying the warrants) is attached as Exhibit 5.1 hereto.

The Company previously announced the offering in a press release issued on December 14, 2021, a copy of which is attached as Exhibit 99.2 hereto.

Cautionary Statement Regarding Forward Looking Statements

This Report on Form 6-K contains forward looking statements made in reliance upon the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. and other securities laws. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue” or the negative versions of those words or other comparable words. These forward-looking statements include statements about the Company’s expectations for filing a BLA with the FDA, the Company’s registered direct offering, the consummation of the offering described above, the expected proceeds from the offering, the intended use of proceeds, the timing of the closing of the offering, the potential exercise of the Warrants, and the Company’s expectations regarding its ability to fund its ongoing operations. These forward-looking statements are based on information currently available to the Company and its current plans or expectations, and are subject to a number of uncertainties and risks that could significantly affect current plans. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all. The Company’s forward-looking statements also involve assumptions that, if they prove incorrect, would cause its results to differ materially from those expressed or implied by such forward-looking statements. These and other risks concerning the Company’s business are described in additional detail in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, the prospectus supplement and in the Company’s other reports filed with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit	Description
5.1	Opinion of Gide Loyrette Nouel A.A.R.P.I.

10.1	Form of Subscription Agreement, dated as of December 14, 2021 between ERYTECH Pharma S.A. and the investor named therein.

10.2	Terms and Conditions of the Warrants, dated as of December 14, 2021 between ERYTECH Pharma S.A. and the investor named therein.

10.3	Placement Agency Agreement, dated as of December 14, 2021 by and between ERYTECH Pharma S.A. and H.C. Wainwright & Co., LLC.

23.1	Consent of Gide Loyrette Nouel A.A.R.P.I. (included in Exhibit 5.1).

99.1	Press release dated December 13, 2021.

99.2	Press release dated December 14, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERYTECH Pharma S.A.

Date: December 16, 2021	By:	/s/ Eric Soyer
Name Eric Soyer
Title: Chief Financial Officer and Chief Operating Officer